UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                      Planet Hollywood International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0007270251
               -------------------------------------------------
                                 (CUSIP Number)

                        Alphonso A. Christian, II, Esq.
                             Hogan & Hartson L.L.P.
                          555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5696
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 24, 1999
      ---------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check
the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.. Seess. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

CUSIP No. 0007270251                              Page _______ of ________ Pages
          ------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

      NUMBER OF                        16,299,237 shares
       SHARES                    -----------------------------------------------
    BENEFICIALLY                 8     SHARED VOTING POWER
      OWNED BY
        EACH                           None
     REPORTING                   -----------------------------------------------
       PERSON                    9     SOLE DISPOSITIVE POWER
        WITH
                                       16,299,237 shares
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,299,237 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.77%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 0007270251                              Page _______ of ________ Pages
          ------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kingdom Planet Hollywood, Ltd.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

      NUMBER OF                        16,299,237 shares
       SHARES                    -----------------------------------------------
    BENEFICIALLY                 8     SHARED VOTING POWER
      OWNED BY
        EACH                           None
     REPORTING                   -----------------------------------------------
       PERSON                    9     SOLE DISPOSITIVE POWER
        WITH
                                       16,299,237 shares
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,299,237 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.77%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.       Security and Issuer
              -------------------

         This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Plant Hollywood International, Inc. (the "Company"). The principal executive offices of the Company are located at 8669 Commodity Circle, Orlando, Florida 32819.

Item 2.       Identity and Background
              -----------------------

         This statement is being filed by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh, 11492, Kingdom of Saudi Arabia. HRH is a citizen of the Kingdom of Saudi Arabia. HRH is the founder and majority owner of Kingdom Holding Company, a Saudi Arabian based corporation with interests in Saudi Arabian banking, real estate development, supermarkets, media and broadcasting and the travel industry.

         This statement is also being filed by Kingdom Planet Hollywood, Ltd., a company organized under the laws of the Cayman Islands ("KPH"). KPH's registered office address is c/o Kingdom Holding Company, P.O. Box 8653, Riyadh 11492 Kingdom of Saudi Arabia. KPH is a direct, wholly owned subsidiary of Kingdom 5-KR-10, Ltd., ("KR-10"), a company organized under the laws of the Cayman Islands. The registered securities of KR-10 are held by Coutts (Cayman) Limited ("Trustee"), as trustee of the Kingdom One Trust, a trust created by HRH for the benefit of himself and his family under the laws of the Cayman Islands (the "Trust").

         HRH and KPH had previously filed a Schedule 13G, as amended, to report HRH's and KPH's beneficial ownership of Class A Common Stock. This Schedule 13D is being filed as a result of the arrangements and understanding of HRH and others described in Item 4, below.

         Neither HRH nor KPH has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration
              -------------------------------------------------

         As previously disclosed in Amendment No. 1 to Schedule 13G filed by HRH and KPH with the Securities and Exchange Commission on February 9, 1999, HRH and KPH have acquired a total of 16,299,237 shares of Class A Common Stock of the Company. 13,069,600 of such shares were purchased from the Company and other stockholders pursuant to the terms of various stock purchase agreements, for aggregate consideration of $74,574,618. 3,229,637 shares were purchased on the open market through transactions on the New York Stock Exchange prior to 1999, for aggregate consideration of $37,270,053. The source of all consideration was HRH's personal funds.

Item 4.           Purpose of Transaction
                  ----------------------

         On August 24, 1999, the Company announced that it had received notice of approval by holders of at least $160 million in principal of its Senior Subordinated Notes due 2005 (the "Notes") of a proposal ("Proposal") for a plan of reorganization of the Company (the "Plan") in a case to be filed voluntarily by the Company for relief under chapter 11 of Title 11 U.S.C.

          As part of the Proposal, and following confirmation of the Plan by the bankruptcy court, an investor group would invest a total of $30 million to acquire approximately 7 million of the 10 million shares of the new Company common stock (the "New Common Stock") to be issued upon approval of the Plan. This investor group (the "New Money Investors") would include: (i) KPH; (ii) Leisure Ventures, Pte., Ltd., a company which KPH understands owns about 12% of the Class A Common Stock; and (iii) a trust which KPH understands will be established for the sole benefit of the children of Robert Earl. The New Money Investors expect to provide an aggregate of up to 10% of the then outstanding New Common Stock to third parties in exchange for their support of the Company and its owned and franchised restaurants. The Plan would give the New Money Investors control over the Company through their ownership of 60% - 70% of the New Common Stock.

          In connection with the Proposal, certain escrow arrangements must be in place in order for the Noteholders and the Company to be committed to pursue the Plan, and it is understood that negotiations with the Noteholders (and the committee that is informally representing the Noteholders, such committee, the "Informal Noteholders' Committee") are underway on the terms of that escrow arrangement. Pending an agreement on the terms of the escrow arrangement, and in order to maintain the effectiveness of the Proposal, the New Money Investors have deposited a total of $5 million in escrow to be applied towards their purchase of New Common Stock pursuant to the Proposal, if the terms of the escrow arrangement can be finalized. The New Money Investors signed an escrow agreement, dated August 26, 1999, governing the escrow deposit. If no agreement with respect to the escrow arrangement is reached with the Informal Noteholders Committee, the escrow deposit can be returned to the New Money Investors and the New Money Investors would not have any agreement, understanding or arrangement with respect to any further investment in the Company. KPH has been advised by counsel for the other New Money Investors that they consider the uncertainties with respect to the escrow arrangements to be sufficiently important that they do not believe an agreement has been reached.

         The Proposal provides for the Company to file the Plan by September 30, 1999, with the objective that the contemplated transactions be completed by December 21, 1999. As part of the Plan: (i) the Noteholders would receive $47.5 million in cash, $60 million in new, secured payment-in-kind notes to be issued by the Company, and 2.65 million shares of New Common Stock; (ii) the Company would work with the Informal Noteholders' Committee and use its best efforts to settle claims of unsecured creditors (other than a convenience class of general unsecured claims in allowed amounts not exceeding a predetermined threshold agreed by the Informal Noteholders' Committee ("Convenience Creditors")) and, to the extent not settled, the claimants would recover a dollar value on their claims not less than the value of the per dollar distributions allowed the Noteholders; (iii) the Convenience Creditors would be paid in full; and (iv) the holders of existing equity securities of the Company would receive 200,000 three-year warrants with a strike price set to be "in-the-money" to the extent unsecured creditors receive full recovery on their claims. In connection with the Plan, Company would intend to register the New Common Stock and have it traded on a national securities exchange or the NASDAQ National Market System. All currently existing equity securities shall be deemed canceled following approval of the Plan by the bankruptcy court.

         The Proposal also contemplates that the Company will: (i) obtain a minimum $40 million bridge financing through the issuance of senior secured promissory notes (subordinate only to the working capital facility); (ii) obtain a post-bankruptcy working capital facility for up to $25 million, secured by receivables and inventory; and (iii) present the Noteholders a post-bankruptcy business plan for the Company, reasonably acceptable to the Informal Noteholders' Committee; and (iv) use its best efforts to reduce operating overhead wherever practicable.

         As part of the Plan, the Company's Board of Directors would have 7 members, 2 of whom would be appointed by the Noteholders and 5 appointed by the New Money Investors. Supermajority approval would be required for any insider transactions or "Major Transactions" (to be defined). Robert Earl would be Chief Executive Officer, and selection of a certain other officers would be subject to the reasonable approval of the Informal Noteholders' Committee and supermajority approval of the Board of Directors.

         With respect to the Class A Common Stock that KPH currently owns, the purpose of purchasing those shares by HRH was to acquire the securities for investment purposes. HRH, depending upon market conditions and other factors, in the future may acquire additional shares of Class A Common Stock or dispose of all or a portion of the Class A Common Stock which HRH now owns or hereafter may acquire.

Item 5.       Interest in Securities of the Issuer
              ------------------------------------

         As of September 2, 1999, HRH and KPH beneficially owned in the aggregate the following shares of Class A Common Stock:

         (a)      Amount and  percent  beneficially  owned:  16,299,237  shares;
                  16.77%

         (b)      Number of shares as to which such persons have:
                  (i)    Sole  power  to vote or  direct  the  vote:  16,299,237
                         shares

                  (ii)   Shared power to vote or direct the vote: None

                  (iii)  Sole power to dispose or to direct the  disposition of:
                         16,299,237 shares

                  (iv) Shared power to dispose or to direct the disposition of: None

         (c) Neither HRH nor KPH have purchased any shares of Class A Common Stock during the 60 days preceding the date of this Schedule 13D.

         (d) KPH is wholly-owned by KR-10 which, as reported above, is held by the Trustee as part of the Trust. Under the terms of the Trust, HRH has the power to appoint a majority of the directors of KR-10, the parent company of KPH. Through HRH's ability to appoint a majority of the board of directors of KR-10, for the purposes of Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the securities beneficially owned by KPH.

         Under the terms of the Trust, among other things, the Trustee is prohibited from selling or transferring or otherwise encumbering the securities of KR-10. Furthermore, HRH has retained the power to revoke the Trust and to appoint and remove the Trustee at any time for any reason.

         Since the Company shares are held in the name of KPH, KPH has the right to receive dividends from, or proceeds from the sale of, the Company shares; however, HRH, through HRH's ability to appoint a majority of the board of directors of KR-10, will retain the power to direct any disposition of such dividends or proceeds. Any funds distributed by KPH to KR-10, and from KR-10 to the Trust, will be held and administered by the Trustee, in accordance with the provisions of the Trust, for the benefit of HRH and his family.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
              -----------------------------------

         Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between HRH and KPH, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7.       Materials to be Filed as Exhibits
              ---------------------------------

     1.** Planet Hollywood 12% Restricted Noteholders' Subcommittee Revised Proposal, August 9, 1999

     2.       Escrow Agreement dated August 26, 1999.

**Confidential treatment has been requested for portions of this exhibit

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



September 3, 1999    /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz al Saud
-----------------    -------------------------------------------------------
     Date                     H.R.H. Prince Alwaleed Bin Talal
                              Bin Abdulaziz Al Saud



                     KINGDOM PLANET HOLLYWOOD, LTD.



September 3, 1999    By: /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz al Saud
-----------------        -------------------------------------------------------
     Date                Name:     H.R.H. Prince Alwaleed Bin Talal
                                   Bin Abdulaziz Al Saud
                         Title:    President